UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                                       to

Commission file number     000-15366

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Financial Corporation

120 Madison Street

Syracuse, New York 13202

Telephone number: (315) 475-4478

REQUIRED INFORMATION

1. Not applicable

2. Not applicable

3. Not applicable

4. Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements of the Plan prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan

Date: June 27, 2008	By:	/s/Colleen K. Lefeve
Colleen K. Lefeve Plan Administrator Senior Vice President, Human Resources

Date: June 27, 2008	By:	/s/J. Daniel Mohr
J. Daniel Mohr Executive Vice President & Chief Financial Officer

Appendix I

Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Audit Committee

Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as described in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Rotenberg & Co., LLP

Rotenberg & Co., LLP

Rochester, New York

June 23, 2008

ALLIANCE BANK, N.A. 401(k) DEFERRED PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS:

Cash and cash equivalents	$—	$126,237
Investments, at fair value:
Mutual funds	12,843,230	14,497,964
Collective trust fund	3,215,482	4,104,180
Alliance Financial common stock	166,909	285,654
Participant loans receivable	14,336	56,460

TOTAL INVESTMENTS	16,239,957	18,944,258

Receivables:
Employer’s contribution	99,553	412,430
Employees’ contribution	2,417	—

TOTAL RECEIVABLES	101,970	412,430

TOTAL ASSETS	16,341,927	19,482,925

LIABILITIES:
Accrued expenses	—	8,712

Net Assets available for benefits at fair value	16,341,927	19,474,213
Adjustment from fair value to contract value for fully benefit-responsive investments	82,922	108,044

Net Assets Available for Benefits	$16,424,849	$19,582,257

See accompanying notes to financial statements.

ALLIANCE BANK, N.A. 401(k) DEFERRED PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2007 and 2006

	2007	2006
ADDITIONS:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$543,380	$1,311,741
Interest and dividend income	356,338	537,235

TOTAL INVESTMENT INCOME	899,718	1,848,976

Employer’s contributions	181,660	515,250
Employees’ contributions	973,601	715,606
Other contributions	14,802	228,346

TOTAL CONTRIBUTIONS	1,170,063	1,459,202

TOTAL ADDITIONS	2,069,781	3,308,178

DEDUCTIONS:

Deductions from net assets attributed to:
Benefits paid to participants	5,201,807	3,574,932
Administrative fees and expenses	25,382	40,906

TOTAL DEDUCTIONS	5,227,189	3,615,838

Transfer of Assets	—	3,333,111

NET (DECREASE) INCREASE	(3,157,408)	3,025,451

See accompanying notes to financial statements.

NOTE 1—DESCRIPTION OF PLAN

The following brief description of the Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan, (the “Plan”) is provided only for general information. Participants should refer to the Plan document for more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Alliance Bank, N.A. (“the Company”) who have completed one year of service and who are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute from 1% of their compensation up to certain annual limitations imposed by the Internal Revenue Service. The Company will match 25% of each participant’s contribution up to 6% of the participant’s compensation. Additional amounts may be contributed at the option of the Company’s Board of Directors, referred to as discretionary contributions.

For participants who have met the service requirement, complete 1,000 hours of service and are employed as of the last day of the Plan year, or who die, retire or are disabled during the Plan year, the Company will contribute an additional 1% of the participants’ compensation.

Participant Accounts

The plan administrator maintains separate accounts in the name of each participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings and (c) charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in salary reduction contributions and rollover contributions plus actual earnings thereon. Vesting in the Company’s matching contributions, the 1% fixed contribution and discretionary contributions plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Vesting Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Investment Options

Investments are held within various common funds maintained by the Alliance Bank, N.A. Investment Management Department, the custodian of the Plan. The Plan provides various investment fund options to participants. The investment funds options consist of mutual funds, government securities, and a Brokerage Flex option which allows participants to direct their investments to specific equities. A brief description of investment options follows:

Investment Choices

•	T. Rowe Price Retirement Income Fund – a mutual fund that seeks to provide current income with an emphasis on preservation of capital.

•	T. Rowe Price Retirement 2010 Fund – a mutual fund that seeks to provide current income with the opportunity for capital growth through participation in the equity markets.

•

T. Rowe Price Retirement 2020 Fund – a mutual fund that seeks to provide long-term capital growth through participation in the U.S. and international stock markets, and a limited level of current income. The fund includes significant allocations to both stock and bond investments, including foreign holdings.

•

T. Rowe Price Retirement 2030 Fund – a mutual fund that seeks to provide long-term capital growth through participation in the U.S. and international stock markets. The fund invests primarily in stocks, both domestic and foreign.

•

T. Rowe Price Retirement 2040 Fund – a mutual fund that seeks to provide long-term capital growth through participation in the U.S. and international stock markets. The fund invests exclusively in stocks, both domestic and foreign.

•

SEI Stable Asset Fund – a collective trust fund that holds primarily a diversified portfolio of stable value contracts issued by insurance companies and banks. Investments in the SEI Stable Asset Fund are not marketable securities and are reported at contract value.

•	Vanguard Total Return Bond Admiral Shares – a mutual fund that invests primarily in U.S. Treasury Bonds, Agencies, Mortgage-Backed Securities and Investment-Grade Corporate Debt.

•

Vanguard Value Index Admiral Shares – a mutual fund that seeks stocks that are priced lower than the market and other similar companies. Typically, it invests in common stocks with above-average dividend yields.

•	Vanguard S&P Index 500 Admiral Shares – a mutual fund that seeks balance of appreciation and income that most closely resembles the Standard & Poor’s 500.

•

Vanguard Growth Index Admiral Shares – a mutual fund that has an investment objective of capital appreciation. It seeks investments in domestic stocks of companies with more than $10 billion in market capitalization and has significant growth potential.

•	Vanguard Total International Stock Index Fund – a mutual fund that invests in stock of companies based outside the United States that have above-average growth potential.

•	Vanguard Mid Cap Index Fund Admiral Shares – a mutual fund that invests in common stocks of mid-size companies. These are companies with market values of less than $10 billion.

•	Vanguard Small Cap Index Fund Admiral Shares – a mutual fund that invests in common stocks of small and emerging companies. These are companies with market values of less than $1 billion.

•

Alliance Financial Common Stock – invests in the common stock of the Plan’s sponsor plus a small holding in a money market fund to facilitate transactions. This investment option is only available to former Oswego County Savings Bank Employees’ Savings and Profit Sharing Plan (“OCSB Plan”) participants who held Bridge Street common stock in the OCSB Plan at the time of that Plan’s merger into the Alliance Plan (see NOTE 7). Additional purchases of Alliance common stock are currently not allowed.

Payment of Benefits

On termination of service due to death, disability or retirement, or other reason a participant may elect to receive pension benefits in the form of lump-sum payments, installment payments over a specified period of time, life annuity or a joint and survivor annuity equal to the amount of the participant’s vested interest in his or her account.

Forfeited Accounts

At December 31, 2007 and 2006 forfeited accounts totaled $94,132 and $66,786, respectively. These accounts are used to reduce future employer contributions or plan expenses. In 2007 and 2006, employer contributions were reduced by $17,088 and $22,293 from forfeited non-vested accounts, respectively.

Participant Loans

Upon the merger of the Oswego County Savings Bank Employees’ Savings and Profit Sharing Plan (see NOTE 7), any existing participant loan balances will be repaid over the terms specified in the Oswego County Savings Bank Employees’ Savings and Profit Sharing Plan. Principal and interest is paid ratably through biweekly payroll deductions. Newly originated loans are not allowed.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for the SEI Stable Asset Fund, as reported on the National Security Exchanges or closing bid prices as reported by investment dealers. The SEI Stable Asset Fund is reported at contract value. Securities for which exchange quotations are not readily available are valued primarily using dealer-supplied valuations or at their fair value as determined in good faith under consistently applied procedures under the general supervision of the funds’ Board of Trustees. Shares of registered investment companies are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the Plan at year-end as reported by the Investment Entity.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The cost of investments used in determining realized and unrealized gains and losses is based upon average cost.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of both realized and unrealized gains or losses on those investments.

All investments are participant directed.

The SEI Stable Asset Fund is stated according to the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the accompanying Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. For the years ended December 31, 2007 and 2006, the average yield utilized was 5.84% and 5.71%, respectively, and the crediting interest rate to the fund was 4.44% and 4.95%, respectively.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative recordkeeping expenses are paid by the plan participants.

NOTE 3 - INVESTMENTS

The following table presents investments at December 31, 2007 and 2006. Investments that represent 5% or more of the Plan’s net assets are separately identified. All investments are participant-directed.

	2007	2006
Investments, at fair value:
Mutual Funds:
Vanguard Total Bond Market Admiral Class	$1,213,199	$1,419,891
Vanguard 500 Index Fund Admiral Class	2,158,339	2,129,858
Vanguard Growth Index Admiral Class	1,326,636	1,385,662
Vanguard Value Index Fund Admiral Class	1,314,120	1,543,799
Vanguard Total International Stock Index	1,203,343	*
T. Rowe Price Retirement Inc.	842,786	2,584,950
T. Rowe Price Retirement 2020	1,370,988	1,265,132
Other Mutual Funds	3,413,819	4,168,672
SEI Stable Asset Fund	3,215,482	4,104,180
Alliance Financial Common Stock	166,909	285,654
Participant Loans Receivable	14,336	56,460

Total Investments	$16,239,957	$18,944,258

*Investment was less than 5% of the Plan’s net assets at December 31, 2006 and was included in Other Mutual Funds.

NOTE 4 - PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The participant’s account balance will be distributed in the form of an immediate or deferred annuity, lump-sum payment, or installment payments.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 21, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 6 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of Alliance Financial Corporation common stock, and therefore, these transactions qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions. Alliance Bank, N.A. is the custodian of the Plan.

NOTE 7 – PLAN MERGER

On October 6, 2006, the Company acquired Bridge Street Financial, Inc. and merged the Oswego County Savings Bank Employees’ Savings and Profit Sharing Plan into the Plan. Accordingly, total plan assets of $3,333,111 were transferred to the Plan.

NOTE 8 – AMENDMENT

In September 2006, the Plan was amended to allow for the rollover of employees’ defined contribution plan balances from acquired organizations.

ALLIANCE BANK, N.A. 401(k) DEFERRED PROFIT SHARING PLAN

SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

EIN:        15-0405885

PLAN:    002

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
	Fidelity	Flex Brokerage	$307,831
	*Alliance Financial	Corporate Common Stock	166,909
	Vanguard	500 Index Fund Admiral	2,158,339
	Vanguard	Growth Index Admiral Class	1,326,636
	Vanguard	Mid-Cap Index	740,973
	Vanguard	Small-Cap Index Admiral Class	667,719
	Vanguard	Value Index Fund Admiral	1,314,120
	Vanguard	Total International Stock Index	1,203,343
	Vanguard	Total Bond Market Admiral Class	1,213,199
	SEI	SEI Stable Asset Fund	3,298,404
	T. Rowe Price	T. Rowe Price Retirement Inc	842,786
	T. Rowe Price	T. Rowe Price Retirement 2010	573,984
	T. Rowe Price	T. Rowe Price Retirement 2020	1,370,988
	T. Rowe Price	T. Rowe Price Retirement 2030	448,315
	T. Rowe Price	T. Rowe Price Retirement 2040	674,997
	*Participant Loans	Interest Rate 6.25% - 9.00%	14,336

*Indicates a party-in-interest as defined in the Employee Security Act of 1974